July 16, 2012

Via E-mail

Mr. Hugh Wang

Chairman of the Board

Pansoft Company Limited

Qilu Software Park Building 3/F

High-Tech District, Jinan

People’s Republic of China

Re:	Pansoft Company Limited

Schedule 13E-3

Filed on July 6, 2012 by Hugh Wang, Guoqiang Lin et al.

File No. 005-84689

Dear Mr. Wang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

General

1.	The disclaimer in the second sentence of the second full paragraph on page 2 is inconsistent with the disclosures in the filing, including the signature pages. Please revise.

2.	We note the disclaimer in the third full paragraph on page 2. The identification of a filing person on Schedule 13E-3 renders this disclaimer inappropriate. A similar statement calling into question the application of Rule 13e-3 appears on page 53 of the proxy statement. Please revise.

Mr. Hugh Wang

Pansoft Company Limited

July 16, 2012

3.	Please include in the proxy statement the representation appearing on page 9.

Exhibit (a)-(1) – Preliminary Proxy Statement

General

4.	You define the term “Continuing Parties” in the Schedule 13e-3, but not in the proxy statement. Please define the term in your proxy statement.

5.	Please include the statement required by Item 1014(d) of Regulation M-A.

6.	Please revise your discussion of this transaction to state with clarity in a prominent manner that this is a going private transaction with Mr. Wang, your Chairman, and Mr. Lin, your CFO, and that the vote is assured.

Background of the Merger, page 39

7.	Please disclose the “current situations” considered by the Special Committee in rejecting alternatives at the March 9 meeting.

8.	Please describe in greater detail the substance of the discussions at the March 30 meeting.

Reasons for the Merger and Recommendation of the Special Committee…, page 42

9.	In the first bullet on page 45, you refer to “extensive negotiations” between the Special Committee and Parent, but the background section does not appear to describe extensive negotiations. Please advise, or revise your disclosure.

10.	In numerous instances, disclosure indicates as factors supporting fairness the company’s ability to accept alternative transactions and the ability for the board of directors to withdraw its recommendation. See, for example, pages 44, 45, and 49. However, the board of directors acknowledges that there is no viable alternative transaction, in light of Mr. Wang’s and Mr. Lin’s refusal to consider other offers. See, for example, page 57. Please accordingly revise your statements, or clarify how the board of directors was able to make the former determinations.

Financing, page 58

11.	If there are no alternative financing arrangements, please so state. See Item 1007(b) of Regulation M-A.

Mr. Hugh Wang

Pansoft Company Limited

July 16, 2012

12.	Please clearly disclose the term of all loans, the collateral, and any plans or arrangements to refinance. See Item 1007(d) of Regulation M-A.

Voting of Proxies and Failure to Vote, page 67

13.	Please reconcile disclosure appearing on page 36 and 68 regarding the effect of broker non-votes on the formation of a quorum.

Selected Consolidated Statement of Financial Data, page 84

14.	Footnote (1) refers to the ratio of earnings to fixed charges, but no such ratio appears in the table. Please include the ratio per Item 1010(c)(4) of Regulation M-A.

Transactions in Prior 60 Days, page 86

15.	Please disclose all purchases by the company in the past two years. See Item 1002(f) of Regulation M-A.

Annex B: Opinion of Duff & Phelps as Financial Advisor, page B-1

General

16.	On page 7 of the opinion, as well as page 30 of the board book, disclosure states that the opinion is furnished “solely for the use and benefit of the Special Committee.” This limitation is inconsistent with the disclosures relating to the fairness opinion. Please delete the term “solely.” Alternatively, if you retain this limitation, disclose the basis for the financial advisor's belief that shareholders cannot rely upon the opinion including (but not limited to) whether the financial advisor intends to assert the substance of the disclaimer as a defense to shareholder claims that might be brought against it under applicable local law. Describe whether applicable local law has addressed the availability of such a defense to the financial advisor in connection with any such shareholder claim; if not, a statement must be added that the issue necessarily would have to be resolved by a court of competent jurisdiction. Also disclose that the availability or non-availability of such a defense will have no effect on the rights and responsibilities of the board of directors under governing local law or the rights and responsibilities of either the financial advisor or the board of directors under the federal securities laws. Refer to Section II.D.1 of the Current Issues and Rulemaking Projects Outline (November 14, 2000).

Mr. Hugh Wang

Pansoft Company Limited

July 16, 2012

Discounted Cash Flow Analysis, page B-4

17.	Please disclose the assumptions underlying the weighted average cost of capital estimate. We note that a discount rate of 22.5% to 27.5% seems well outside the range of normal values.

Implied Enterprise Values Derived…, page B-7

18.	Please disclose why Duff & Phelps used an LTM EBITDA multiple ranging from 3.0x to 4.5x. This value appears below all others resulting from the fairness analysis.

Annex D: Directors and Executive Officers of Each Filing Person, page D-1

19.	Please disclose the information required by Item 1003(c)(2) of Regulation M-A for Mr. Wang, Mr. Lin, and each executive officer and director of the company.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

●	the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Hugh Wang

Pansoft Company Limited

July 16, 2012

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc:	Via E-mail

Min Duan, Esq.

Morgan Lewis & Bockius LLP

Anthony W. Basch, Esq.

Kaufman & Canoles, P.C.